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TSX.V: ADL

News Release

ADIRA ENERGY ANNOUNCES THE FARM-OUT OF ALL ITS OFFSHORE LICENSES

EXTENSION OF DRILL CONTRACT DATE GRANTED ON SAMUEL LICENSE, OFFSHORE ISRAEL

TORONTO, October 26, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has entered into a series of agreements to farm out 5% of its working interest in its Gabriella license, 10% of its Yitzhak license, and 10% of its Samuel license to reduce the Company’s future financial commitments on the licenses. 2.5% of Adira’s working interest in Gabriella will be carried. The Company also announces that the Ministry of Energy and Water of the State of Israel (the “Ministry”) has granted a further extension of the date for the execution of a drilling contract on the Samuel license offshore.

Farm-Out Agreements

Through its subsidiaries, Adira has entered into a series of agreements with Tohar Hashemesh Ltd. (“THL”) to farm-out part of the Company’s licenses. The Company will be reimbursed for approximately US$1.6 million representing 50% of Adira’s past costs incurred on the licenses. The remaining 50% (approximately $1.6 million) will be paid upon registration of THL’s interest with the Ministry. Additional terms and conditions of the agreements include the following:

The Company will farm out 5% of its working interest in Gabriella, and will be carried for a further 2.5% of its own working interest through to the completion of the first exploration well, including testing. The Company will farm out 10% of its working interest in each of Yitzhak and Samuel. THL has an option to farm into an additional 10% of the Company’s working interests in Yitzhak and Samuel, exercisable on or before March 31, 2013. Until such time, THL will be responsible for the funding obligations in respect of the options. Should THL elect not to exercise the options, Adira will return these funds within six months. THL will also pay Adira a 3% Overriding Royalty Interest (“ORRI”) on THL’s share of revenues from petroleum sold on all the licenses, until repayment of THL's expenditures in the work program and 4.5% ORRI from that date forward. In the event Adira solicits additional working interest partners into the licenses, THL will reduce its working interest pro rata to the entry of such partner. Closing of the transaction is subject to agreement by all partners in the licenses, registration of charges over certain of Adira’s assets, receipt of payment and other standard closing conditions.

Following approval of the agreements, excluding the options granted to THL, Adira will hold 10% of the Gabriella license (in addition to the 15% back in option), 50% of the Yitzhak license and 31.25% of the Samuel license.

Gadi P. Levin, Chief Financial Officer of Adira Energy stated: “We are pleased to welcome Dr. Efraim Eligula and his company Tohar Hashemesh as Adira’s partner on our licenses. This transaction is part of our stated goal to leverage the working interests in our licenses to attract new partners who will share in the investment required to prove up these blocks. He joins us during the last phase of our preparations to drill Gabriella during the first half next year, which will be followed by drilling on Samuel and Yitzhak later in 2013.”

About Tohar Hashemsh

Tohar Hashemsh Ltd, is a private Israeli Company owned by Dr. Efraim Eligula, a lawyer by profession, and an Israeli real estate entrepreneur, who has investments in the Israeli energy sector, primarily in the field of solar panels and petrol stations.

Extension of Drill Contract

The Company also announces the extension of the date of execution for a drilling contract on the Samuel license. The extension provides the Company additional time to secure a drill rig and enables Adira to carry out the drilling of Samuel in 2013. The extension of the date for a drill contact is indicated below:

	Original Date	Revised Date
Contract Execution Date	October 31, 2012	March 31, 2013

Jeffrey E. Walter, Chief Executive Officer of Adira Energy stated: “We are appreciative of the Ministry’s decision to grant an extension of the date for the execution of a drilling contract on Samuel. The extension enables Adira additional time to continue working with the government and various municipalities in order to secure the permits required to drill an exploratory well on our Samuel license.”

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.